UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Acquires Stake in Moolec Science

and Enters Fast Growing Alternative Food Market

New Initiative Positions Bioceres With Emerging Developers of Food Technologies for Alternative Proteins and Oils

6% Stake in Exchange for GLA Safflower Oil Intellectual Property Rights Acquired in November 2020

GLA IP Complements Moolec’s Existing Technologies, Improving Competitiveness of Safflower Molecular Farming Platform

ROSARIO, Argentina and WARWICK, United Kingdom - March 16, 2021 - Bioceres Crop Solutions Corp. (“Bioceres”) (NYSE American: BIOX), a fully-integrated global provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has entered into definitive agreements for the acquisition of a 6% ownership interest in Moolec Science Ltd. (“Moolec”), a Molecular Farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions.

Moolec is developing products based on multiple crops to obtain functionalized alternative protein concentrates and isolates. Through genetic engineering, the company aims to produce animal-free solutions at a much lower cost than that offered by existing technologies, by using the scalability of plant-based production systems to leverage the functionality attained through cellular agriculture.

Moolec has developed and fully de-regulated the world’s first bovine protein derived from modified safflower grain, a patented technology branded under the SPC name. Through a joint venture subsidiary, Moolec operates a dedicated industrial facility for the production of protein concentrates and oils. Using “plants as bioreactors”, Moolec has set its sights on developing other animal proteins and improved oils from crops such as soybeans, peas, wheat, and oat, which can then be formulated into sustainable hybrid meat, dairy, and egg replacements.

According to a recent report, worldwide alternative proteins market valuation reached USD $14.95 billion in 2019 and is expected to grow considerably over 2020-2025. Rising demand for plant-based food products is driving the industry growth due to increasing health, environmental -mainly GHG emissions- and animal welfare consciousness among consumers.

Mr. Federico Trucco, Chief Executive Officer of Bioceres, said: “We are excited to partner with Moolec, a company that we have known since inception and one with which we share a common origin. This transaction allows Bioceres to gain exposure to a fast-growing industry that is aligned with our purpose of helping food systems transition to carbon neutrality. GLA assets are non-core to our business focus at Bioceres and this transaction will unlock greater potential value from this asset in the hands of a company specifically dedicated to the alternative food space like Moolec,” concluded Trucco.

About Moolec Science Ltd.

Moolec Science is an Ag-Foodtech company that consolidates a unique pipeline of projects and capabilities with more than one decade under development. It introduces a hybrid concept that includes the cost structure of plant-based solutions with the organoleptic properties and functionality of cell-based platforms. With a proof of concept for the cheese market, the team is known for being the first to produce a functional protein (bovine chymosin) in plants (safflower) through Molecular Farming. A family of international patent applications currently covers this platform, with events fully de-regulated for cost-effective large-scale production. Currently, the company is consolidating different research lines to produce unique blends of highly functional and nutritional animal proteins in protein-rich crops (soybean, peas, wheat, and oat) and create a new generation of meat, dairy, and egg replacements. Moolec is run by a diverse team with operations in the United States, Europe, and South America, and its purpose is to improve the affordability of animal-free solutions in favor of true sustainability. For more information, click here.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated global provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, click here.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Investor Relations Contact:

Chris Tyson, Executive Vice President

MZ Group – MZ North America

(949) 491-8235

BIOX@mzgroup.us

www.mzgroup.us

Bioceres Crop Solutions

Máximo Goya, Head of Investor Relations

+54-341-4861100

maximo.goya@biocerescrops.com

Moolec Science

Catalina Jones, Communications Manager

catalina@moolecscience.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: March 16, 2021	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer